Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED JUNE 20, 2017

TO THE PROSPECTUS DATED APRIL 17, 2017

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 17, 2017 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2017;

•	to disclose the calculation of our May 31, 2017 net asset value (“NAV”) per share for our Class S shares, Class D shares and Class I shares;

•	to provide an update on the status of our current public offering (the “Offering”); and

•	to otherwise update the Prospectus.

July 1, 2017 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2017 (and repurchases as of June 30, 2017) is as follows:

Transaction Price (per share)
Class T	$10.1868

Class S	$10.1828

Class D	$10.1604

Class I	$10.1868

The transaction price for each of our Class S, Class D and Class I shares is equal to such class’s NAV per share as of May 31, 2017. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since the end of the prior month that would have a material impact on our NAV per share. Since we had not sold any Class T shares as of May 31, 2017, the transaction price for our Class T Shares is based on our aggregate NAV per share as of May 31, 2017 before assessing stockholder serving fees for the month of May 2017. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2017 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.bxreit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our properties are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2017 along with the immediately preceding month.

The following tables provide a breakdown of the major components of our total NAV and NAV per share as of May 31, 2017 ($ and shares in thousands, except per share data):

Components of NAV	May 31, 2017
Investments in real properties	$1,387,738
Investments in real estate related securities	237,737
Cash and cash equivalents	20,726
Restricted cash	79,950
Other assets	8,180
Debt obligations	(861,659)
Subscriptions received in advance	(75,525)
Other liabilities	(22,362)
Accrued performance participation allocation	(3,066)
Accrued stockholder servicing fees(1)	(461)

Monthly NAV	$771,258

Number of outstanding shares	75,736

(1)	Accrued stockholder servicing fees only apply to Class S and Class D shares.

NAV Per Share	Class S Shares	Class I Shares	Class D Shares	Total
Monthly NAV	$634,835	$134,621	$1,802	$771,258
Number of outstanding shares	62,344	13,215	177	75,736

NAV Per Share	$10.1828	$10.1868	$10.1604

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2017 valuations, based on property types. Once we own more than one hotel and retail property we will include the key assumptions for these property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.8%	5.8%
Industrial	7.5%	6.6%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, a decrease in the weighted-average discount rate used as of the last day of May of 0.25% would yield an increase in the total multifamily and industrial property investment values of 1.9% each. Also, assuming all other factors remain unchanged, a decrease in the weighted-average exit capitalization rate used as of the last day of May of 0.25% would yield an increase in the total multifamily and industrial property investment values of 2.8% and 2.4%, respectively. Alternatively, assuming all other factors remain unchanged, an increase in the weighted-average discount rate used as of the last day of May of 0.25% would yield a decrease in the total multifamily and industrial property investment values of 1.8% each. Additionally, assuming all other factors remain unchanged, an increase in the weighted-average exit capitalization rate used as of the last day of May of 0.25% would yield a decrease in the total multifamily and industrial property investment values of 2.5% and 2.2%, respectively.

The following tables provide a breakdown of the major components of our total NAV and NAV per share as of April 30, 2017 ($ and shares in thousands, except per share data):

Components of NAV	April 30, 2017
Investments in real properties	$1,000,140
Investments in real estate related securities	153,518
Cash and cash equivalents	29,378
Restricted cash	69,795
Other assets	19,419
Debt obligations	(532,539)
Accrued stockholder servicing fees(1)	(377)
Subscriptions received in advance	(69,770)
Other liabilities	(15,048)

Monthly NAV	$654,516

Number of outstanding shares	65,151

(1)	Accrued stockholder servicing fees only apply to Class S shares.

NAV Per Share	Class S Shares	Class I Shares	Total
Monthly NAV	$538,153	$116,363	$654,516
Number of outstanding shares	53,572	11,579	65,151

NAV Per Share	$10.0455	$10.0495

Status of our Current Public Offering

As of the date hereof, we had issued and sold 88,930,421 shares of our common stock (consisting of 71,382,151 Class S shares, 17,318,240 Class I shares, 216,570 Class D shares, and 13,460 Class T shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

The following is added to the “Plan of Distribution” section of the Prospectus:

NOTICE TO NON-U.S. INVESTORS

“The shares described in this prospectus have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in this prospectus. To the extent you are a citizen of, or domiciled in, a country or jurisdiction outside of the United States, please consult with your advisors before purchasing or disposing of shares.”

The first two paragraphs under the section of the Prospectus captioned “Certain ERISA Considerations” are replaced in their entirety by the following:

“The following is a summary of certain considerations associated with the purchase and holding of any class of our shares of common stock by (i) ERISA Plans (including “Keogh” plans and “individual retirement accounts”), (ii) plans and other arrangements that are subject to provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” of any such plan or arrangement described in clause (ii) (each of the foregoing described in clauses (i), (ii) and (iii) being referred to as a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of an ERISA Plan and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.”

The following representations are added to the “Representation” paragraph of the section of the Prospectus captioned “Certain ERISA Considerations”:

“By acceptance of any class of our shares of our common stock, each ERISA Plan investor will be deemed to have acknowledged and represented (which acknowledgment and representation shall be deemed repeated and reaffirmed on each day the ERISA Plan holds any shares of our common stock):

(1)	Neither we, the Adviser, the Special Limited Partner, the Dealer Manager, Blackstone Real Estate, Blackstone, or any of our or their respective affiliates (collectively, the “Blackstone Entities”) has been relied upon for any advice with respect to the ERISA Plan’s decision to purchase or hold any shares of our common stock and none of the Blackstone Entities shall at any time be relied upon as the ERISA Plan’s fiduciary with respect to any decision to purchase, continue to hold, transfer, vote or provide any consent with respect to any such shares;

(2)	The ERISA Plan is aware of and acknowledges that (a) none of the Blackstone Entities is undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the ERISA Plan’s investment in the shares of common stock, (b) the Blackstone Entities have a financial interest in the ERISA Plan’s investment in the shares of common stock on account of the fees and other compensation they expect to receive from us and the performance participation interest the Special Limited Partner holds in the Operating Partnership and their other relationships with us, as disclosed in this prospectus and (c) any such fees and any distributions in respect of such performance participation interest received by the Blackstone Entities do not constitute fees rendered for the provision of investment advice to the ERISA Plan; and

(3)	The ERISA Plan’s decision to invest in our shares of common stock has been made at the recommendation or direction of a fiduciary (an “Independent Fiduciary”) who:

(a)	is independent of the Blackstone Entities;

(b)	is capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies contemplated in this prospectus;

(c)	is a fiduciary (under ERISA and/or Section 4975 of the Code) with respect to the ERISA Plan’s investment in us and any related transactions and is responsible for exercising independent judgment in evaluating the ERISA Plan’s investment in us and any related transactions; and

(d)	is either: (A) a bank as defined in Section 202 of the U.S. Investment Advisers Act of 1940, as amended (the “Advisers Act”) or similar institution that is regulated and supervised and subject to periodic examination by a state or federal agency of the United States; (B) an insurance carrier which is qualified under the laws of more than one state of the United States to perform the services of managing, acquiring or disposing of assets of an ERISA Plan; (C) an investment adviser registered under the Advisers Act or, if not registered as an investment adviser under the Advisers Act by reason of paragraph (1) of Section 203A of the Advisers Act, is registered as an investment adviser under the laws of the state (referred to in such paragraph (1)) in which it maintains its principal office and place of business; (D) a broker dealer registered under the Exchange Act; and/or (E) a fiduciary that holds or has under management or control total assets of at least $50 million.

Notwithstanding the foregoing, any ERISA Plan investor which is an individual retirement account that is not represented by an Independent Fiduciary shall not be deemed to have made the representation in paragraph (3) above.

Each Plan investor is advised to contact its own financial advisor or other fiduciary unrelated to the Blackstone Entities about whether an investment in our shares of common stock, or any decision to continue to hold, transfer, vote or provide any consent with respect to any such shares, may be appropriate for the Plan’s circumstances.”